Exhibit 21.1

List of Subsidiaries of Clovis Oncology, Inc.

Name:	Jurisdiction of Organization:
Clovis Oncology UK Limited	United Kingdom
Clovis Oncology Italy S.r.l.	Italy
Clovis Oncology Switzerland GmbH	Switzerland
Clovis Oncology France SAS	France
Clovis Oncology Germany GmbH	Germany